CABO
DRILLING CORP.

06011942

March 17, 2006

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC
U.S.A. 20549

SUPPL

Dear Sir of Madam:

RE: News Releases and 2nd Quarterly Report For - 12g3-2(b) No 82-1401

Please find enclosed for Cabo Mining Enterprises Corp. the following:

1. News releases and Material Change reports from January 25, 2006 to March 13, 2006.

2. Quarterly Reports for period ending December 31, 2005

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO DRILLING CORP.

Linda Teneycke
Executive Assistant

Enclosures

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

January 23 and January 25, 2006

Item 3 **News Release**

A news release dated January 25, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces disinterested shareholder approval of mineral properties sale to International Millennium Mining Corp. and the granting of 450,000 incentive stock options at various prices from $0.50 to $1.00 per share.

Item 5 **Full Description of Material Change**

See attached news release dated January 25, 2006.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 25th day of January, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

1293-2(b) No 82-1401

CABO
DRILLING CORP.

For Immediate Release: January 25, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO RECEIVES SHAREHOLDER APPROVAL FOR SALE OF MINERAL PROPERTIES AND GRANTING OF STOCK OPTIONS

North Vancouver, BC - Cabo Drilling Corp. (TSX-V:CBE) ("Cabo" or the "Company") announces that at the Company's Adjourned Annual General and Special Meeting of the Shareholders, held Monday, January 23, 2006, the disinterested shareholders overwhelming approved the previously announced sale of Cabo's mineral properties to International Millennium Mining Corp. (the "Transaction"), voting 94.3% in favour.

Pursuant to the Transaction, the Company will transfer all of its mineral property interests to International Millennium Mining Corp. ("IMMC") in exchange for 10,000,000 units of IMMC, each unit consisting of one (1) IMMC common share and one-third (1/3) of a warrant, each full warrant entitling the holder to purchase one (1) share in the capital stock of IMMC for thirty-five cents ($0.35) for a period of two (2) years following the date of issue (the "Units). The Company will subsequently redistribute no less than 75% of the Units to its shareholders on a ratio of one (1) IMMC unit for each four (4) shares of the Company held on a record date to be determined. The net effect will be that shareholders will continue to hold shares of the Company and receive units in the capital of IMMC. A four month hold period will apply to the redistributed IMMC shares. This transaction is subject to a number of conditions including, approval of the Board of IMMC, acceptance by the Exchange, completion by IMMC of a private placement of no less than $2,500,000, of which no less than $1,000,000 is to be expended on the mineral properties and to the Shareholders of IMMC approving the Transaction.

"A significant amount of work has gone into the sale of the mineral properties since our initial announcement in the Fall, 2005" stated John Versfelt, Cabo's Chairman, President & CEO. "Following completion and closing of the Transaction, the Company's shareholders will benefit by holding shares in two companies, one focused specifically on mineral and specialty drilling and the other focused on exploration and development of its mineral properties. Both companies are well positioned to benefit as the demand for metals continues to grow from markets around the world."

Granting of Stock Options

Pursuant to the Company's stock option plan, re-approved at its annual general meeting December 15, 2005, incentive stock options have been granted to new employees, officers and directors to purchase 450,000 common shares of the Company at various prices ranging from $0.50 to $1.00 per share. Following the grant of the options, the Company will have unexercised director and employee stock options totaling 2,408,000 common shares.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland

Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

1293-2(b) No 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

January 30, 2006

Item 3 News Release

A news release dated January 30, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

The Issuer announces that its Advanced Drilling Ltd. division has been awarded a drilling contract by Sherwood Copper Corp. to drill Sherwood's Minto Project in Yukon.

Item 5 Full Description of Material Change

See attached news release dated January 30, 2006.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 30th day of January, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

12g3-2(b) No 82-1401

CABO DRILLING CORP.

For Immediate Release: January 30, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL MINTO PROJECT FOR SHERWOOD COPPER CORP.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V:CBE) ("Cabo" or the "Company") announces that Sherwood Copper Corp. of Vancouver, British Columbia, has awarded Cabo's Advanced Drilling Ltd. division a contract to drill Sherwood's Minto Project. The Minto Project is an advanced stage copper-gold mining project in Whitehorse Mining Division, Yukon, about 240 km northwest of the City of Whitehorse.

Sherwood Copper Corp. will commence an initial, multi hole drill program of approximately 3,000 metres focused on confirming potentially higher gold grades in the balance of the Minto deposit, not tested during the summer 2005 drill program. The purpose of the drill program is to update Sherwood Copper's feasibility study. Access to the project is via the Klondike highway to Minto Crossing where boat, barge or ice-bridge give access across the Yukon River to the head of an all-weather gravel road constructed to the site.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

February 7, 2006

Item 3 **News Release**

A news release dated February 7, 2006 delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

The Issuer announces that its Heath & Sherwood Drilling Inc. division has been awarded a drilling contract by Champion Bear Resources Ltd. to drill Champion Bear's Plomp Farm property 25 km west of Dryden, Ontario.

Item 5 **Full Description of Material Change**

See attached news release dated February 7, 2006.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 7th day of February, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

82-2(b) No 82-1401

CABO DRILLING CORP.

RECEIVED
2006 MAR 28 A 11:16

For Immediate Release: February 7, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED DRILLING CONTRACT BY CHAMPION BEAR RESOURCES LTD.

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Heath & Sherwood Drilling Inc. division has been awarded an NQ diamond drilling contract with Champion Bear Resources Ltd. of Calgary, Alberta. The contract is for drilling on Champion Bear Resources' Plomp Farm property located about 25 kilometres west of Dryden, Ontario. Champion Bear is a Canadian mineral exploration and development company focused exclusively on the historically prospective regions of Ontario.

Heath & Sherwood has commenced Champion Bear's 5,000 metre drill program to target mineralized zones between vertical depths of 400 to 800 metres. The primary objective of the Plomp Farm drill program is to test the quality of the gold and silver in several of the more extensively mineralized lenses downplunge and to the west of previous drilling. The first hole will target the zone at a vertical depth of approximately 600 metres. Champion Bear's test of this zone and of the adjacent mineralized zones to a vertical depth of approximately 800 metres is part of Champion Bear's continuing exploration program to define the most prospective areas for detailed follow-up work.

The Plomp Farm property is located in an environmentally sensitive area. In order to carefully manage the impact made on the environment, Heath & Sherwood provides its operational expertise, innovative processes and strategic planning combined with a high sense of responsibility for protecting and preserving the environmental integrity of locations on which it carries out its operations.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

1293-2(b) NO 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

February 13, 2006

Item 3 **News Release**

A news release dated February 13, 2006 delivered to Executive Business Services Inc.

Item 4 **Summary of Material Change**

The Issuer announces signing of a drilling contract with Superior Diamonds Inc.

Item 5 **Full Description of Material Change**

See attached news release dated February 13, 2006

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 13th day of February, 2006.

1293-2(b) NO 82-1401

CABO DRILLING CORP.

For Immediate Release: February 13, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL SUPERIOR DIAMONDS INC. VILLE MARIE PROJECT

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Heath & Sherwood Drilling Inc. division has been awarded a reverse circulation drilling contract by Superior Diamonds Inc. of Sudbury, Ontario. The 20 hole plus drill program commenced on February 10th, 2006. The diamond exploration project is located in the Ville Marie area in the province of Quebec where other diamond bearing kimberlites have been discovered.

For this project Heath & Sherwood will use an environmentally friendly Acker long stroke drill mounted on a Flex Track Nodwell carrier. The drill rig is enclosed with a tower sock that creates a comfortable working environment. The sample cyclone is housed within the drill enclosure allowing the driller and the geologist to coordinate the production and collection of samples. The geologist logs the drill hole as it is being drilled and collects and bags chip samples that will be sent to Overburden Drilling Management's lab in Ottawa for analysis. Overburden Drilling Management Limited of Ottawa is managing the project.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

12g3-2(b) No 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

February 20, 2006

Item 3 **News Release**

A news release dated February 20, 2006 delivered to CCN Matthews and Canada Stockwatch

Item 4 **Summary of Material Change**

The Issuer announces the appointment of HSBC Bank Canada as the Issuer's commercial bank and the securing of a $4 million debt finance facility.

Item 5 **Full Description of Material Change**

See attached news release dated February 20, 2006

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 20th day of February, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

CABO DRILLING CORP.

For Immediate Release: February 20, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

Cabo Announces New Commercial Bank and $4 Million Finance Facility

North Vancouver, BC – Cabo Drilling Corp. ("Cabo" or the "Company") (TSX-V:CBE) is pleased to announce that HSBC Bank Canada has been appointed as the Company's commercial bank. This is a very significant step for Cabo in its development as one of Canada's leading mineral and specialty drilling services companies.

Cabo has secured a $ 4.0 million debt finance facility with HSBC Bank Canada comprised of a $2.5 million operating loan secured by accounts receivable and a $1.5 million demand loan. The demand loan is secured by a general security agreement charge over Company assets and the cost of both facilities is Canadian bank prime plus 1%. The demand loan can be drawn down in multiple advances and is repayable in monthly payments over 5 years. The funds will be used for working capital.

The Company will pay a 2.12% finder's fee to E-Capital Networks Group Inc. for arranging the financing.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A .Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

CABO DRILLING CORP.

For Immediate Release: February 23, 2006

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

Cabo Revenue & Margin Up Over 2nd Quarter Last Year

North Vancouver, BC – Cabo Drilling Corp. ("Cabo" or the "Company") (TSX-V:CBE) today reported results for its second quarter ended December 31, 2005.

2ND QUARTER HIGHLIGHTS

(CDN $000s, except earnings per share)	**3 months ending Dec 31 - 05**	**3 months ending Dec 31 - 04**	**6 months ending Dec 31 – 05**	**6 months ending Dec 31 - 04**
Revenue	6,410	4,694	15,229	9,985
Net Earnings (Loss) Before Interest, Tax, Amortization and Stock Based Compensation (EBITDA)	462	4	932	454
Net Earnings (Loss) After Taxes	110	(773)	227	(416)
Earnings (Loss) per Share ($) Basic Before Interest, Tax, and Amortization (EBITDA)	0.015	0.00	0.03	0.016
Earnings (Loss) per Share ($) Basic	0.004	(0.028)	0.007	(0.015)
Cash from operations*	340	(26)	676	401
Gross Margin %	25.1%	14.7%	20.4%	16.4%
Working Capital	5,293	7,304	5,293	7,304

*before changes in non-cash working capital items

The Company reports:

- 2nd quarter revenue of $6.410 million in FY2006, a 37% increase over revenue of $4.694 million in the 2nd quarter of FY2005.
- Net 2nd quarter FY2006 earnings before interest, tax, amortization and stock based compensation of $0.462 million compared to a 2nd quarter FY2005 earnings before interest, tax, amortization and stock based compensation of $4,045.
- Net earnings after taxes for the 2nd quarter of FY2006 of $0.110 million compared to a 2nd quarter FY2005 net loss after taxes of $0.773 million resulting in 2nd quarter FY2006 earnings of $0.004 per share compared to a loss of 0.028 per share in 2nd quarter FY2005.
- Gross margin percentage for the 2nd quarter FY2006 was 25.1% compared with a gross margin of 14.7% in the 2nd quarter of FY2005.
- Cash from operations, before changes in non-cash working capital items, was $0.340 million for the 2nd quarter FY2006 compared to 2nd quarter FY2005 decrease in cash from operations of $ 25,955.
- A current asset balance of $9.34 million and working capital of $5.293 million.
- Total assets of $21.509 million and total liabilities of $6.038 million.
- The Company has secured a $4.0 million debt financing facility with HSBC Bank Canada comprised of a $2.5 million operating loan secured by accounts receivable and a $1.5 million demand loan.

"Cabo continues to show steady growth and in this quarter delivered improved top and bottom line performances," said Mr. John A. Versfelt, Chairman, President & CEO of Cabo Drilling Corp. "Revenues for the quarter were $6.410 million, almost 37% higher than revenues of $4.694 recorded during the same quarter last year. The Company recorded its highest gross margin of 25.1% compared to 17% in the last quarter and 21.1% in the fourth quarter fiscal 2005. Our gross margin percentage is becoming better as a result of improved pricing, greater operational efficiencies and longer term projects."

"The Company recorded EBITDA of $0.462 million during the second quarter of fiscal 2006 compared to EBITDA of $0.469 million recorded during the first quarter of fiscal 2006 for a combined EBITDA for the first six months of fiscal 2006 of $0.932 million compared to $0.454 million EBITDA recorded during the first six months of fiscal 2005," stated Mr. Versfelt. "Indicating steady growing performance as the industry improves."

"During the second quarter of fiscal 2006 the Company improved its cash reserves by $0.375 million to $1.582 million compared to $1.207 million at the end of the last quarter, "said Mr. Versfelt. "Working capital also increased during this quarter to $5.293 million from $4.576 million, a $0.717 million increase. Increased cash reserves, combined with the commitment from HSBC Bank Canada will provide Cabo with sufficient funds for its growing drilling operations."

"Net earnings for the quarter were $0.110 million an increase of $0.883 million compared to a net loss of $0.773 million during the same period of fiscal 2005," said Mr. Versfelt. "The primary reasons for the difference are increased revenues and strengthening of the Company's margins and no stock based compensation. ($0.666 million recorded in the second quarter of fiscal 2005)."

"The continued strengthening of mineral exploration and mine development in the Americas coupled together with the Company's improved productivity, focus on cost control and operating efficiencies should increase the profitability of Cabo providing a good return to our shareholders," said Mr. Versfelt.

2nd Quarter Ended December 31, 2005 – Results of Operations

Revenue in this quarter of $6.410 million represents a 37% increase from $4.694 million in the same quarter for last year. The majority of the increase is a result of revenues earned by Advanced Drilling Group and Forages Cabo Inc., which were acquired in the 3rd and 4th quarters of fiscal 2005. Second quarter revenues decreased 27% compared to the first quarter fiscal 2006 due to planned shutdowns during the holiday season.

Drilling operations follow seasonal patterns, with the first and fourth quarter (April through September) being the most active. Summer and fall months generally provide the best drilling conditions. December through early February months are typically the weakest due to general slowdown in the mineral exploration activity, as well as the holiday season.

Gross margin for the second quarter of fiscal 2006 was 25.1% compared to 16.4 % for fiscal 2005 and significantly higher than the 17.0% earned in the first quarter of fiscal 2006. The improved margins are a result of improved pricing, improved labor productivity and strengthening cost controls implemented during the previous quarter. The Company continues to look for further improvements in efficiencies through standardization of procedures and the sharing of technology and expertise across the divisions.

General and administrative ("G&A") expenses increased by $89,765 from the previous quarter to $1.157 million in the second quarter of fiscal 2006. The increase in G&A expenses in the second quarter of 2006 compared to the first quarter of 2006 can be largely attributed to higher costs incurred for travel, investor relations costs and professional fees. G&A costs increased by $0.473 million in the second quarter of fiscal 2006 compared to the second quarter of 2005. This increase can be attributed to the additional G&A expenses of the drilling companies that were acquired throughout the year and subsequently consolidated with existing operations. Investor relation costs and travel expenses also contributed to the higher costs during the second quarter of fiscal 2006.

Amortization expense for the second quarter of fiscal 2006 was $0.268 million as compared to $0.278 million in the first quarter of fiscal 2006 and $80,920 in the second quarter of 2005. The increase is a result of a larger asset base compared to last year.

Cabo's current cash (marketable securities and cash equivalents) position at December 31, 2005, is $1.611 million as compared to $1.259 million at September 30, 2005. The increase in cash can be attributed to new financing for a building and property in Montreal, fewer resource property expenditures during the second quarter and further improvements in operations.

Cash flow from operations (before changes in non-cash operating working capital items) was $0.340 million, up marginally from $0.336 million in the quarter ended September 30, 2005. Cash flow increased 68% from the same period last year from $0.401 million to $0.676 million.

Working capital increased by $0.718 million during the quarter due to new financing and from overall improvements in operations.

Mineral exploration expenses and mineral property payments for the second quarter of 2006 were $76,590 compared to $0.180 million for the same period in 2005. Cabo remains committed to funding and operating its exploration activities separately from its drilling operations until the proposed sale of the mineral properties to International Millennium Mining Corp. has closed.

In fiscal 2006, Cabo is well positioned to capture an increase in revenues as the demand for mineral exploration, development and mining grows and continues to remain high. The Company's strategy is to focus on growth by expanding its existing long term customer base revenues, attracting new customers, and by achieving operating and administrative efficiencies.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A .Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Drilling Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

March 13, 2006

Item 3 News Release

A news release dated March 13, 2006 delivered to CCN Matthews and Canada Stockwatch

Item 4 Summary of Material Change

The Issuer announces it has been awarded an extension of its contract with Barrick Gold Corporation for underground drilling at Eskay Creek.

Item 5 Full Description of Material Change

See attached news release dated March 13, 2006

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 13th day of March, 2006.

"John A. Versfelt"

John A. Versfelt, Chairman, President & CEO

12g3-2(b) No 82-1401

CABO
DRILLING CORP.

For Immediate Release: March 13, 2006

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO WINS CONTRACT EXTENSION FROM BARRICK GOLD CORPORATION

North Vancouver, BC – Cabo Drilling Corp. (TSX-V: CBE) ("Cabo" or the "Company") announces that its Advanced Drilling Ltd. division has been awarded a contract extension from Barrick Gold Corporation to continue drilling at its Eskay Creek Mine. The Eskay Creek Mine is located in northwestern British Columbia, approximately 80 kilometers by air north of Stewart, BC. The mine is an underground, trackless operation, which is accessible through three surface portals and utilizes a drift and fill mining method with cemented rock backfill. This remote mine has a camp where workers live while on their shift rotation.

Advanced Drilling has been providing continuous underground drilling at Eskay Creek Mine since 1996. The 2006 underground program will consist of up to 10,000 metres of BQ thin wall size drilling. The focus of this program is to define the remaining ore reserves and aid in exploring continuity between existing high grade gold and silver ore lenses. The underground drill program is currently in progress and will continue through the spring. Advanced Drilling looks forward to continuing its relations with Barrick Gold Corporation at Eskay Creek Mine.

Cabo Drilling Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides mining related and specialty drilling services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (www.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company at 604-984-8894.

* * * *

Periods Ended
December 31, 2005

STABILITY, RELIABILITY & GROWTH

Cabo continues to show steady growth and in this quarter delivered improved top and bottom line performances. Revenues for the quarter were $6.410 million, almost 37% higher than revenues of $4.694 recorded during the same quarter last year. The Company recorded its highest gross margin of 25.1% compared to 17% in the last quarter and 21.1% in the fourth quarter fiscal 2005. Our gross margin percentage is becoming better as a result of improved pricing, greater operational efficiencies and longer term projects.

The Company recorded EBITDA of $0.462 million during the second quarter of fiscal 2006 compared to EBITDA of $0.469 million recorded during the first quarter of fiscal 2006. The combined EBITDA for the first six months of fiscal 2006 was $0.932 million compared to $0.454 million EBITDA recorded during the first six months of fiscal 2005 indicating steady growing performance as the industry improves.

During the second quarter of fiscal 2006 the Company improved its cash reserves by $0.375 million to $1.582 million compared to $1.207 million at the end of the last quarter. Working capital also increased during this quarter to $5.293 million from $4.576 million, a $0.717 million increase. Increased cash reserves, combined with the commitment from HSBC Bank Canada will provide Cabo with sufficient funds for its growing drilling operations.

Net earnings for the quarter were $0.110 million an increase of $0.883 million compared to a net loss of $0.773 million during the same period of fiscal 2005. The primary reasons for the difference are increased revenues and strengthening of the Company's margins and no stock based compensation. ($0.666 million recorded in the second quarter of fiscal 2005).

The continued strengthening of mineral exploration and mine development in the Americas coupled together with the Company's improved productivity, focus on cost control and operating efficiencies should increase the profitability of Cabo providing a good return to our shareholders.

As announced February 17, 2006 Cabo has secured a $ 4.0 million debt finance facility with HSBC Bank Canada comprised of a $2.5 million operating loan secured by accounts receivable and a $1.5 million demand loan. The demand loan is secured by a general security agreement charge over Company assets and the cost of both facilities is Canadian bank prime plus 1%. The demand loan can be drawn down in multiple advances and is repayable in monthly payments over 5 years. The funds will be used for working capital. This is a significant and positive step for the Company in its development as one of Canada's leading mineral and specialty drilling services companies.

Shareholders approved the sale of the mineral properties at an Annual General and Special meeting held January 23, 2006. The effect of this transaction is to dispose of the mineral properties in a manner which will allow our Shareholders to continue to own, collectively, a majority interest therein, through their share ownership in International Millennium Mining Corp. as well as Cabo maintaining an interest through its holdings. In addition, the Company can concentrate on its core business of providing drilling services to the mineral exploration and mining industries. The terms and conditions of the sale are described in the Management Discussion and Analysis for the second quarter of fiscal 2006.

The fundamentals driving the mineral drilling business continue to be extremely positive. The demand for drilling services continues to remain strong and we are now experiencing improved pricing. All things considered, we expect to continue with our strong performance for the remainder of the year. As the Company benefits from increased exploration and development activity in the metal commodities, Cabo continues to be a lower risk means of investing in the mineral exploration and mining sector.

Sincerely,

John A. Versfelt
Chairman, President and CEO

CABO DRILLING CORP.

Form 51-102F1

Management Discussion and Analysis

For the Quarter and Period Ended December 31, 2005

Forward Looking Information

This Management Discussion and Analysis ("MD&A") prepared as of February 14, 2006, should be read in conjunction with the audited consolidated financial statements for the quarter ended December 31, 2005.

The MD&A contains forward-looking statements about the Company's future plans, objectives, strategies, financial condition, results of operations, cash flows, exploration and development activities and businesses. The MD&A is "forward-looking" because it is based on current expectations, estimates and assumptions about the Canadian marketplace in which the Company operates, the world economic climate as it relates to the contract drilling and mining industries, the Canadian economic environment, the Company's ability to attract and retain customers and employees and to manage its assets and operating costs.

The actual results could be materially different from expectations if known or unknown risks affect the business or if estimates or assumptions turn out to be inaccurate. The Company does not guarantee that any forward-looking statement will materialize. The reader is cautioned not to place reliance on these forward looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statement, even if new information becomes available, as a result of future events or for any other reasons. Risks that could cause the Company's actual results to materially differ from its current expectations are described in this document.

Corporate Overview

On January 12, 2006, Cabo Mining Enterprises Corp. changed its name to Cabo Drilling Corp. ("Cabo" or the "Company"). The new name reflects the Company's operations in the mineral and specialty drilling service sectors. Cabo is one of the larger drilling services companies serving the mining industry in Canada. Cabo provides various drilling services including surface and underground coring, directional, reverse circulation, geotechnical and geoenvironmental, and geothermal drilling. Cabo supports its customers' drilling requirements from field operations and offices in Springdale, Newfoundland (Atlantic Canada), Montreal (Quebec), Kirkland Lake, Ontario (Central Canada and Northern Quebec), Surrey, British Columbia (Western Canada) and Whitehorse (Northern Canada).

The Company also owns mineral properties in four areas of Ontario and has conducted mineral exploration work on all of its properties in 2005. The majority of the exploration expenditures were funded by flow through financing.

Non-GAAP Measures

In this quarterly report, we have included additional measures of earnings, such as "EBITDA"(earnings before interest, taxes, depreciation and amortization – which the Company defines as net income plus interest expense, income taxes, depreciation and stock based compensation.) , as we believe that this information will assist investors understanding of the level of our core earnings. Non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP

New Credit Facility

Cabo has secured a $ 4.0 million debt financing facility with HSBC Bank Canada comprised of a $2.5 million operating loan secured by accounts receivable and a $1.5 million demand loan. The demand loan is secured by a general security agreement charge over Company assets and the cost of both facilities is Canadian bank prime plus 1%. The demand loan can be advanced in multiple advances and is repayable in monthly payments over 5 years. The funds will be used for working capital.

Sale of Mineral Properties

The Company's shareholders approved the sale of the mineral properties(" the Properties") at an Annual General and Special meeting held January 23, 2006 subject to conditions listed in the following paragraph:

Pursuant to the transaction and subject to certain conditions specified below, the Company proposes to transfer all of its Properties to IMMC in exchange for 10,000,000 units of International Millennium Mining Corp.("IMMC"), each unit consisting of one (1) IMMC common share and one-third (1/3) of a warrant, each full warrant entitling the holder to purchase one (1) share in the capital stock of IMMC for thirty-five cents ($0.35) for a period of two (2) years following the date of issue (the "Units"). The Company shall subsequently redistribute no less than 75% of the Units to its Shareholders on a ratio of one IMMC unit for each four (4) shares of the Company that they will hold on a record date to be determined. The net effect will be that Shareholders will continue to hold their shares of the Company and receive units in the capital of IMMC.

The effect of this Transaction is to dispose of the Properties in a manner which will allow the Shareholders to continue to own, collectively, a majority interest therein, through their share ownership in IMMC; and, allow the Company to concentrate on its core business of providing drilling services to the mineral exploration and mining industries.

The transaction is subject to a number of conditions including:

(i) IMMC completing a private placement financing of no less than $2,500,000 of which no less than $1,000,000 would be expended on the Properties;

(ii) IMMC acquiring a TSX Venture Exchange listing;

(iii) IMMC's Board acceptance of the Transaction; and

(iv) the TSX Venture Exchange accepting the Company's sale of the Properties to IMMC.

The transaction will only close upon satisfaction of the above conditions precedent, at which time Units of IMMC will be redistributed to the Shareholders. A four month hold period from the date of issuance will apply to the IMMC shares redistributed to the Shareholders.

Highlights and Overall Performance

Revenues for the quarter were $6.410 million, almost 37% higher than revenues of $4.694 recorded during the same quarter last year. The Company recorded its highest gross margin of 25.1% compared to 17% in the last quarter and 21.1% from the fourth quarter in 2005. Gross margin increased to $1.611 million from $1.502 million even with a decrease of 27% of revenues from the previous quarter. The improvement in gross margin is a result of improved pricing, improvements in operational efficiencies and longer term projects.

The Company continued its mineral exploration activities through the second quarter fiscal 2006 . Cabo spent $76,590 on mineral exploration and property payments on existing properties. Cabo maintains its mineral properties in good standing, which its properties have potential for the discovery of mineral reserves that could add value to the Company.

During the quarter, general and administration costs increased 8% to $1.157 million compared to $1.067 million in the previous quarter because of higher travel and investor relations costs incurred in the second quarter. The Company recorded a pre-tax income of $0.161 million, compared to a pre-tax income of $0.168 million in the last quarter. Pre-tax income increased to $0.161 from a pre-tax loss $0.743 million in the second quarter of fiscal 2005. Net earnings for the quarter of $0.110 million an increase of $0.883 million compared to net loss of $0.773 million during the same period of fiscal 2005. The primary reason for the difference is the stock based compensation of $0.666 million recorded in the second quarter of fiscal 2005.

The Company recorded EBITDA of $0.462 million during the second quarter of fiscal 2006 compared to EBITDA of$0.469 million recorded during the first quarter of fiscal 2006 for a combined EBITDA for the first six months of fiscal 2006 of $0.931 million compared to $0.454 million EBITDA recorded during the first six months on fiscal 2005. The improvement is primarily due to the improved gross margin in fiscal 2006.

During the second quarter the Company improved its cash reserves by $0.375 million to $1.582 million compared to $1.207 million at the end of last quarter. Working capital also increased during this quarter to $5.294 million from $4.576 million, a $0.718 million increase. The Company does not anticipate any problems over the next year in financing any capital requirements within its drilling operations or maintaining its mineral properties in good standing.

Summary of Quarterly Results

	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04
$ Expressed in(000's)								
Revenue	6,410	8,819	7,339	5,898	4,693	5,292	-	-
Gross margin	1,611	1,502	1,498	670	690	946	-	-
Gross Margin %	25.1%	17.0%	21.1%	11.4%	14.7%	17.8%	-	-
General & Administrative	1,157	1,067	1,202	915	688	523	38	256
EBITDA *	462	469	94	(23)	5	449	46	(256)
Stock-based Compensation	-	-	351	-	666	-	-	-
Amortization	268	278	284	158	81	70	2	2
Income (Loss) before Tax	161	168	(563)	(181)	(742)	379	44	(258)
Income (Loss) after Tax	110	117	(575)	239	(773)	356	44	(258)
EBITDA* per Share	0.015	0.016	0.002	0.000	0.000	0.016	0.000	0.000
Basic Earnings (Loss) per Share	0.004	0.003	(0.018)	0.009	(0.028)	0.013	0.000	(0.011)
Exploration Expenditures	41	171	355	311	124	112	114	121
Mineral Property Expenditures	35	36	52	34	56	644	83	82
Cash & Marketable Securities at End of Period	1,611	1,259	2,025	4,274	4,661	4,871	6,916	346
Total Assets	21,509	22,625	23,009	19,672	16,349	15,675	16,839	6,624
Total Liabilities	6,038	7,276	7,778	4,631	2,878	3,191	5,127	3,626
Working Capital	5,294	4,576	4,704	6,324	7,304	7,005	6,562	216

* See non GAAP measures for definition of "EBITDA"

Business Outlook and Strategy

The mineral drilling industry is dependent on demand for precious, base and strategic metals. Any one of these categories can, by itself, cause the drilling services industry to reach capacity. Demand for drilling services is expected to remain strong ,because precious, strategic and base metals inventories are at historically low levels and the increasing demand from Asia for most metals continues.

In fiscal 2006, Cabo is well positioned to capture an increase in revenues as the demand for mineral exploration, development and mining grows and continues to remain high. The Company's strategy is to focus on growth by expanding its existing long term customer base revenues, attracting new customers, and by achieving operating and administrative efficiencies through:

1. **Aggressively promoting and marketing Cabo's service;**
2. **Improving utilization of existing rigs;**
3. **Modernizing and standardizing its drill fleet;**
4. **Sharing of technology and expertise between divisions;**
5. **Expanding effective capacity; and**
6. **Building and maintaining a highly cost effective organization.**

General Risks and Uncertainties

Cabo is subject to a number of risks and uncertainties:

Competition

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. The Company's ongoing ability to continue to secure profitable contracts on an ongoing basis is not assured.

Cyclical Downturn

The most significant operating risk is the potential downturn in demand for minerals and metals which would directly impact the need for drilling services. To mitigate this risk the Company is diversifying into specialized drilling such as geotechnical, geo-environmental and geothermal.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs. The Company manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required in some instances.

Levels of inventory increase from increased revenue activity and, potentially, an increase in activity in remote locations. In the event of a sudden downturn the Company may be exposed to inventory carrying costs and possible obsolescence. Furthermore it may be difficult and costly to relocate this inventory to other regions. In order to minimize exposure to this risk, the Company works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs. In addition, history has shown that there is a 6 to 12 month lag between a metals and mining market downturn and a downturn in drilling demand, which management closely monitors.

Workforce Availability

The upturn in the metals and minerals industry has resulted in a shortage of qualified drillers. The industry is transforming from a downturn that saw many qualified drillers move to other industries. The demand for similar skilled workers in the mining, oil and gas and construction industries is also adding to the shortage of qualified people for the drilling services business. The Company has implemented a number of initiatives to retain existing employees and attract new employees. In addition, the Company has been successful at utilizing some non-Canadian drillers in Canada.

Reliance on Key Accounts

The Company has a small number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that the Company has sufficient replacement contracts. Cabo continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Long Term Contracts

The Company may enter into long term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact the Company's margins.

Extreme Weather Conditions

The Company has operations across Canada that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact.

Currency Fluctuations

The majority of the Company's business is conducted in Canadian dollars. Cabo does compete for projects internationally and receives payments in foreign currency, while incurring most expenses in Canadian dollars. This may negatively impact a project's profitability due to currency exchange volatility.

The Company also holds US Dollar denominated currency and securities that are subject to exchange volatility.

Acquisition Integration

The Company has worked towards its strategic objective of becoming a drilling service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue new opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to the Company's future success.

Exploration Activities

The Company's properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results. The business of exploration involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The amounts recorded on the balance sheet as Mineral Properties represent the acquisition and exploration expenditures and should not be taken to represent realizable value. There are no known reserves of ore on the Company's properties and the proposed work programs thereon are exploratory in nature.

The Company relies solely on capital markets to fund its exploration activities. A potential downturn in the demand for minerals and metals and in the financial markets would negatively impact the ability of the Company to continue to obtain finances and carry out its exploration activities.

Metal Prices and Marketability of Minerals

Metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectation of inflation, currency exchange and production levels. The marketability of minerals, which may be acquired or discovered by the Company, will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations (including price), the proximity of metal markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, the import and export of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Results of Operations – Second Quarter Three Months Ending December 31, 2005

The Company's second quarter revenue of $6.410 million represents a 37% increase from $4.695 million in the same quarter last year. The majority of the increase is a result of revenues earned by Advanced Drilling Group and Forages Cabo Inc., which were acquired in the 3rd and 4th quarters of fiscal 2005. In the second quarter, revenues decreased 27% compared to the first quarter due to planned shutdowns during the holiday season.

Drilling Operations

Total revenue for the second quarter fiscal 2006 was $6,410,361 earned as follows:

Surface	$3,821,808	- 60%
Underground	$2,221,361	- 35%
Geotechnical	$ 367,192	- 5%

Compared to second quarter fiscal 2005- $4,694,056

Surface	$3,218,367	- 69%
Underground	$1,475,689	- 31%

The Company's operations follow seasonal patterns, with the first and fourth quarter (April through September) being the most active. The summer and fall months generally provide the best drilling conditions. The months of December through early February are typically the weakest due to general slowdown in the mineral exploration activity, as well as the holiday season.

The gross margin for the second quarter of fiscal 2006 was 25.1% compared to fiscal 2005 (17.4%) and significantly higher than the 17.0% earned in the first quarter of fiscal 2006. The improved margins are a result of improved pricing, improved labor productivity, and cost controls implemented during the previous quarter. The Company continues to look at improvements in efficiencies through standardization of procedures and the sharing of technology and expertise across the divisions.

General and administrative expenses ("G&A") increased by $89,765 from the previous quarter to $1.157 million in the second quarter of 2006. The increase in G&A expenses in the second quarter of 2006 compared to the first quarter of 2006 can be largely attributed to higher costs incurred on travel, investor relations costs and professional fees. G&A costs increased by $0.473 million in the second quarter of fiscal 2006 compared to the second quarter of 2005. This increase can be attributed to the additional G&A expenses of the drilling companies that were acquired throughout the year and subsequently consolidated with existing operations and investor relation costs and travel expenses also contributed to the higher costs during the second quarter of fiscal 2006.

Amortization expense for the second quarter of fiscal 2006 was $0.268 million as compared to $0.278 million in the first quarter of fiscal 2006 and $80,920 in the second quarter of 2005. The increase is a result of a larger asset base compared to last year and minimal change from the last quarter.

Interest expense increased to $33,282 in the second quarter fiscal 2006 from $23,436 during the first quarter fiscal 2006. The increase is a result of new financing on property and equipment during the second quarter.

Net income decreased marginally from $0.116 million in the first quarter of fiscal 2006 to $0.110 million earned in the second quarter and significant improvement from the $(0.773 million) loss incurred in the second quarter of fiscal 2005. The $0.883 million improvement in second quarter of fiscal 2006 from the second quarter of fiscal 2005 is primarily due to the recording of stock based compensation $0.666 million in the second quarter fiscal 2005.

Results of Operations – Six Months Ended December 31, 2005

Revenues for the six month period ending December 31, 2005 increased 52.5% to $15,229 million from $9.985 million for the corresponding period last year. Revenues from Advanced Drilling Group and Forages Cabo Inc. represent about 80% of the increase during this period.

Drilling Operations
Total revenue for the six months ended December 31, 2005 was $15,229,360 earned as follows:

Surface	$9,787,413	- 64%
Underground	$4,737,682	- 31%
Geotechnical	$ 704,265	- 5%

Compared to six months ended December 31, 2004- $9,985,249

Surface	$7,071,301	- 71%
Underground	$2,913,948	- 29%

Gross margins for the six month period ended December 31, 2005 were 20.4% compared to 16.4% last year. Gross margin improved by 90% to $3.113 million from $1.637 million due to improved revenues and improved pricing and cost controls initiated during the quarter, and from the addition of operations of Advanced Drilling Group and Forages Cabo Inc..

General and administrative expenses increased to $2.224 million compared to $1.252 million last year. The increase is due to administration costs from increased insurance costs, wage costs, and from the addition of Advanced Drilling Group and Forages Cabo Inc.

Amortization expense increased to $0.546 million for the six months ending December 31, 2005 compared to $0.151 million for the same period last year. The increase is due to amortization of Advanced Drilling Group and Forages Cabo Inc which were not acquired until the 3rd and 4th quarters of fiscal 2005.

While no interest expense was incurred during the six months to December 31,2004, the Company incurred interest expense during the six month period of $56,718, due to debt assumed on the acquisition of Forages Cabo Inc. and from costs incurred in acquiring capital assets.

Net earnings for the six month period were up substantially to $0.227 million, a $0.642 million increase from the same period last year. The increase in net earnings in the six month period ending fiscal 2006 can be attributed to stock based compensation $0.666 million incurred in first six months of fiscal 2005

Liquidity and Capital Resources

Cabo's current cash (marketable securities and cash equivalents) position at December 31, 2005, is $1.611 million as compared to $1.259 million at September 30, 2005. The increase in cash can be attributed to new financing for building and property in Montreal, fewer resource property expenditures during the second quarter and further improvements in operations

Operating Activities

Cash flow from operations (before changes in non-cash operating working capital items) was $0.340 million, up marginally from $0.336 million in the quarter ended September 30, 2005. Cash flow increased 68% from the same period last year from $0.401 million to $0.676 million.

Working capital increased by $0.718 million during the quarter due to new financing and from overall improvements from operations.

Investing Activities

During the second quarter of fiscal 2006, the Company incurred $76,590 in resource property expenditures compared to $0.180 million during the same period last year.

The Company also acquired $0.257 million in new capital assets during the first six months of 2006 compared to $0.689 million in the same period last year.

Financing Activities

Total long term debt increased by $0.363 million during the second quarter from $1.520 million at September 30, 2005 to $1.883 million at December 31, 2005. The increase is from new financing for building, property in Montreal and capital assets.

Cabo has entered into several conditional finance contracts and lease agreements for the acquisition of drills and other equipment.

Cabo has secured a $ 4.0 million debt financing facility with HSBC Bank Canada comprised of a $2.5 million operating loan secured by accounts receivable and a $1.5 Million demand loan. The demand loan is secured by a general security agreement charge over Company assets and the cost for both facilities is Canadian bank prime plus 1%. The demand loan can be drawn down in multiple advances and is repayable in monthly payments over 5 years. The funds will be used for working capital.

Contractual Obligations

Long term debt and leases:

The following table outlines the long term debt and lease contractual obligations:

Expressed in thousands $ (000's)	**Payments Due by Period**				
	Total	**Less than 1 year**	**1 - 3 years**	**4 – 5 years**	**After 5 years**
Long-term debt	1388	295	401	200	492
Leases (1)	560	241	307	12	
Total Contractual Obligations	1,948	536	708	212	492

(1) Imputed Interest of $66,520 is included in lease obligations

Resource Properties

Mineral exploration expenses and mineral property payments for the second quarter of 2006 were $76,590 compared to $0.180 million for the same period in 2005. Cabo remains committed to funding and operating its exploration activities separately from its drilling operations until the proposed sale has closed.

Summary of Mineral Exploration Expenditures

Expressed in thousands (000's)

	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	To Date
Cobalt						
Property Payments in cash	8	28	15	15	15	1,075
Property Payments in shares	-	-	22	-	-	1,669
Mineral Exploration	8	80	198	276	111	1,629
Electrum Lake						
Property Payments in cash	16	-	-	-	10	33
Property Payments in shares	12	-	-	-	31	61
Mineral Exploration	11	53	58	11	12	200
Hope Lake						
Property Payments in cash	-	-	7	-	-	13
Property Payments in shares	-	-	6	-	-	15
Mineral Exploration	10	26	96	24	-	156
Sudbury Properties						
Property Payments in cash	-	-	2	3	-	11
Property Payments in shares	-	8	-	16	-	57
Mineral Exploration	14	12	2	-	1	74
Total						
Property Payments in cash	24	28	24	18	25	1,132
Property Payments in shares	12	8	28	16	31	1,802
Mineral Exploration	43	171	354	311	124	2,059

Refer to the Management Discussion and Analysis dated October 21, 2005 for current information on these properties as the discussion included remains current. As previously indicated the Company intends to vend the properties during the fiscal 2006 to another public company.

Transactions with Related Parties

The Company has recorded the following related party transactions:

Expressed in thousands (000's)

	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05
John A. Versfelt, Chairman, President and CEO, provides executive, general management, administration and secretarial, accounting and paralegal, and related services to the Company through American Resources Management Corp., a company owned and controlled by Mr. Versfelt	56	56	44	42	53
Seymour Sears, Vice-President of Explorations, provides geological consulting services to the Company through Sears, Barry & Associates Ltd., a company owned and controlled by Mr. Sears	34	57	88	61	69
Terry Aimone, director, is a shareholder of Heath & Sherwood International Inc., a company that provides manpower drilling related services to the Company	42	157	74	16	47
Thomas D. Lamb, former Corporate Secretary, provided legal and regulatory services to the Company through T. Lamb & Associates, Inc., a company owned and controlled by Mr. Lamb	-	-	9	19	13
Corry J. Silbernagel, former Vice-President of Finance & Corporate Development, provided management and financial consulting services to the Company through CJS Consultants Ltd., a company owned and controlled by Mr. Silbenagel	-	-	-	18	19

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, inventory valuation, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended June 30, 2005.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

Excess and Obsolete Inventory Provisions

The Company regularly reviews the quantities of inventory on hand and provisions for obsolete inventory. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long Lived Assets

The carrying value of long lived assets, which includes capital assets, goodwill and resource properties are regularly reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future

Amortization

The Company's capital assets are amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

Income Taxes

Income taxes follow the same policy and method during the previous periods. The policies and methods are disclosed in the Notes to the Financial Statements.

Changes in Accounting Policies

The consolidated financial statements for the quarter ended December 31, 2005 followed the same accounting policies and methods of application as in the prior year's annual financial statements

Financial Instruments and Other Instruments

The carrying amount of marketable securities, accounts receivable, bank debt, accounts payable and accrued liabilities, taxes payable, contract deposits and long term debt are all considered to be representative of their respective values.

Off Balance Sheet Financing

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Shares Outstanding

At the date of this MD&A, the Company had 30,846,546 common shares, 5,807,156 warrants and 2,033,000 options outstanding.

Additional Sources of Information

Additional information relating to Cabo, including the Company's Annual Information Form for the most recent financial year, can be found on SEDAR at www.sedar.com.

CABO DRILLING CORP.

(formerly Cabo Mining Enterprises Corp.)

CONSOLIDATED FINANCIAL STATEMENTS

2nd QUARTER TO DECEMBER 31, 2005

CABO DRILLING CORP.

Management's Statement of Responsibility For Financial Reporting

February 14, 2006

The management of Cabo Drilling Corp. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Cabo Drilling Corp. and all related financial information contained in this Interim Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments relating to matters not concluded by quarter-end. The interim financial statements presented in this interim report have not been reviewed by the Company's Auditors.

The Audit Committee of the Board of Directors, composed of three independent directors, reviews the company's financial statements. It reviews uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes with management. The Audit Committee meets quarterly to review interim financial statements prior to their release, as well as annually to review Cabo's annual financial statements, and Management's Discussion and Analysis, and recommend their approval to the Board of Directors.

Signed "John A. Versfelt"

John A. Versfelt

President and
Chief Executive Officer

Signed "Calvin Lucyshyn"

Calvin Lucyshyn

Controller / Chief Financial Officer

CABO DRILLING CORP.
(formerly Cabo Mining Enterprises Corp.)
CONSOLIDATED BALANCE SHEETS AS AT

	December 31 2005	June 30 2005
ASSETS		
Current		
Cash (Note 3)	$ 1,581,765	$ 1,972,985
Short term investments and marketable securities	28,943	52,228
Accounts receivable	4,534,788	5,011,796
Prepaid expenses	195,036	257,529
Work-in-progress	257,604	724,993
Inventories	2,741,950	2,784,467
	9,340,086	10,803,998
Capital Assets (Note 4)	7,088,846	7,407,911
Resource Properties (Note 5)	4,993,157	4,710,237
Goodwill	86,602	86,602
	$ 21,508,691	$ 23,008,748
LIABILITIES		
Current		
Demand loan (Note 6)	$ 94,200	$ 189,868
Accounts payable and accrued liabilities	2,867,060	4,652,781
Unearned revenue	431,334	701,400
Income tax payable	166,406	38,128
Current portion of long-term debt (Note 7)	295,265	323,814
Current portion of obligations under capital lease (Note 8)	192,538	194,024
	4,046,803	6,100,015
Future income taxes	595,997	648,515
Long Term Debt (Note 7)	1,092,801	699,564
Obligations Under Capital Lease (Note 8)	301,926	329,769
	6,037,527	7,777,863
SHAREHOLDERS' EQUITY		
Share Capital (Note 9)	25,761,119	25,747,451
Contributed Surplus (Note 9)	1,439,760	1,439,760
Deficit	(11,729,715)	(11,956,326)
	15,471,164	15,230,885
	$ 21,508,691	$ 23,008,748

Approved by the Board

"John A. Versfelt" , **Director**
John A. Versfelt

"Tom Oliver" , **Director**
Tom Oliver

Unaudited - Prepared by Management

CABO DRILLING CORP.
(formerly Cabo Mining Enterprises Corp.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Six months ended		Three months ended	
	December 31 2005	December 31 2004	December 31 2005	December 31 2004
TOTAL REVENUE	$ 15,229,360	$ 9,985,249	$ 6,410,361	$ 4,694,056
DIRECT COSTS	12,116,527	8,348,160	4,799,729	4,002,611
GROSS PROFIT	3,112,833	1,637,089	1,610,632	691,445
	20.44%	16.40%	25.13%	14.73%
Expenses				
General and administrative	2,224,231	1,251,773	1,156,995	683,816
Stock-based compensation	-	666,000	-	666,000
Amortization	546,061	151,300	268,203	80,920
Interest income	(5,656)	(42,548)	(421)	(16,366)
Interest, long term	56,718	-	33,282	-
Loss (Gain) on foreign exchange	487	29,257	487	29,257
(Gain) on disposition of capital assets	(44,254)	-	(1,254)	-
Other expense (income)	6,152	(55,280)	(7,595)	(9,307)
	2,783,739	2,000,502	1,449,697	1,434,320
Earnings before Income Tax expense	329,094	(363,414)	160,935	(742,875)
Current tax expense	(155,000)	(53,000)	(88,145)	(30,000)
Future income tax recovery	52,517	-	37,277	-
Net Earnings (Loss) for the period	226,611	(416,414)	110,067	(772,875)
Deficit, beginning of the year/period	(11,956,326)	(11,203,997)	(11,839,782)	(10,847,535)
Deficit, end of the quarter	$ (11,729,715)	$ (11,620,411)	$ (11,729,715)	$ (11,620,410)
EARNINGS/(LOSS) PER SHARE				
Basic and diluted	$ 0.007	$ (0.015)	$ 0.004	$ (0.028)
Weighted average number of common shares outstanding	30,825,574	27,522,000	30,840,456	27,522,000

Unaudited - Prepared by Management

CABO DRILLING CORP.
(formerly Cabo Mining Enterprises Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended December 31 2005	Six months ended December 31 2004	Three months ended December 31 2005	Three months ended December 31 2004
Cash Flows (used in) from Operating Activities				
Net Profit (Loss) for the period	$ 226,611	$ (416,414)	$ 110,067	$ (772,875)
Items not involving cash				
Gain on disposition of capital assets	(44,254)	-	(1,254)	-
Stock-based compensation	-	666,000	-	666,000
Amortization	546,061	151,300	268,203	80,920
Future income tax	(52,518)	-	(37,279)	-
	675,900	400,886	339,737	(25,955)
Changes in non-cash working capital items:	(854,814)	(896,907)	(256,301)	(324,500)
	(178,914)	(496,021)	83,436	(350,455)
Cash Flows (used in) from Investing Activities				
Mineral properties expenditures	(282,920)	(530,800)	(76,590)	(150,000)
Invested in short term investments	-	(4,343,000)	-	(192,000)
Capital assets purchased	(256,545)	(688,396)	(81,713)	(486,000)
Business acquisitions	-	(108,000)	-	(108,000)
	(539,465)	(5,670,196)	(158,303)	(936,000)
Cash Flows (used in) from Financing Activities				
Proceeds from sale of capital assets	73,800	-	30,800	-
Issue Shares for property payments	13,668	-	12,462	-
Issuance of shares for cash	-	937,000	-	895,000
Due to directors and related parties	-	(105,000)	-	-
Repayment of long term liabilities	(207,261)	(1,198,679)	(93,651)	53,292
Repayment of obligation under capital lease	(83,346)	-	(56,153)	-
Additional long term debt	571,950	-	571,950	-
Additional obligation under capital lease	54,016	-	54,016	-
	422,827	(366,679)	519,424	948,292
Increase (Decrease) in Cash during the period	(295,552)	(6,532,896)	444,558	(338,163)
Cash, beginning of the period	1,783,117	6,905,923	1,043,007	711,190
Cash acquired on acquisition of subsidiaries	-	(64,000)	-	(64,000)
Cash, end of the period	$ 1,487,565	$ 309,027	$ 1,487,565	$ 309,027
Cash is comprised of:				
Cash	$ 1,581,765	$ 309,027		
Demand loans	(94,200)	-		
	$ 1,487,565	$ 309,027		

CABO DRILLING CORP.
(formerly Cabo Mining Enterprises Corp.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIODS ENDED DECEMBER 31, 2005 and JUNE 30, 2005

1. NATURE OF OPERATIONS

Cabo Drilling Corp. ("Cabo", the "Company") is a Canadian company incorporated in B.C. and continued under the Yukon Business Corporations Act, which provides contract diamond drilling services to companies involved in mining and mineral exploration and also explores its own resource properties. The Company changed its name from Cabo Mining Enterprises Corp. in January 2006.

Effective July, 1 2004, Cabo began providing contract drilling services which include surface and underground coring, directional, geotechnical and geoenvironmental drilling. These operations are performed by the following subsidiaries; Heath and Sherwood Drilling (1986), Inc., the Petro Drilling group, the Stratacan group, the Advanced Drilling group and Les Forages de Montreal (1988) Inc. (Montreal Drilling Inc.)

Cabo explores its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown as resource properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

2. ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their date of acquisition. All material inter-company transactions and balances have been eliminated.

b) Marketable Securities

Marketable securities, comprising of shares listed on a recognized stock exchange, are recorded at the lower of cost and market value.

c) Work-in-Progress

The Company incurs expenditures for contracts before drilling has commenced. These expenditures are considered as work in progress and are recorded at cost.

d) Inventories

The Company maintains an inventory of operating supplies, drill rods and drill bits. Inventories are valued at the lower of cost and replacement cost. The value of used inventory is considered minimal except for the drill rods, which if considered usable, are valued at a percentage of cost based on management's estimate of usage.

e) Investments

Long-term investments are recorded at cost, unless there is a permanent diminution in the value of the investment, at which time the investment is written down.

f) Capital Assets and Amortization

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method at the following rates:

	Amortization Rate
Buildings	5%
Computer & office equipment	30%
Software	20%
Vehicle & equipment	20%
Drilling & field equipment	15%

Amortization on additions during the year is recorded at 50% of the above annual rates. Costs incurred to repair or maintain capital assets are expensed as incurred.

g) Resource Properties

The Company records its interest in resource properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The amounts shown for resource properties and deferred exploration costs ($4,993,157) represent costs to date and do not necessarily reflect present or future value. Option payments received are recorded as a reduction of the carrying value of the related resource properties and deferred exploration expenditures , with the excess, if any, included in earnings.

h) Goodwill

Goodwill represents the excess at the date of acquisition of the cost over the fair market value of the net amounts assigned to individual assets and liabilities assumed. Goodwill is assessed at least annually for impairment.

i) Financial Instruments

The carrying value of financial instruments, unless otherwise disclosed separately in the financial statements, approximates their fair values. These financial instruments include cash, marketable securities, accounts receivable, accounts payable, income tax payable, demand loans and long term debt. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

j) **Asset Retirement Obligations**

Asset retirement obligations are recognized when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.

k) **Asset Impairment**

Long term assets are recorded at cost, unless a permanent diminution in value has been determined, at which time they are written down to estimated recoverable value.

l) **Revenue Recognition**

Revenues from drilling contracts are recognized on the basis of actual metres/footage drilled for each contract. Revenues from ancillary services are recorded when the services are rendered. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Revenues from contract prepayments and amounts billed for mobilization and de-mobilization are deferred to unearned revenue, and the related costs are deferred in work-in-progress.

m) **Use of Estimates**

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management estimates as additional information becomes available in the future.

n) **Non-monetary Transactions**

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of the agreement or completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

o) **Foreign Currency Translation**

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date,
- non-monetary assets and liabilities at historic rates,
- income and expenses at the average rate in effect during the year; and
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

p) Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company has adopted EIC 146 - "Flow Through Shares" requiring that share capital be reduced and future income tax liability be increased by the estimated tax benefit renounced , when the expenditures are renounced .

Tax benefits of any available future tax assets may be recognized to the extent of future income tax liabilities resulting from flow-through share renouncements.

q) Earnings (Loss) Per Share

Basic earnings (loss) per share has been calculated using the weighted average number of shares outstanding during the year. Since the Company has losses, the exercise of outstanding options and warrants has not been included in this calculation, as it would be anti-dilutive.

r) Stock-based Compensation

In accordance with the CICA Handbook - Section 3870, the Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors and non-employees are measured at fair value at the grant date, and expensed immediately with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

3. CASH

Included in the cash balance is restricted cash of $63,625 held in a lawyers trust account pending the claim of a former consultant. (See Note 11)

4. CAPITAL ASSETS

	December 31, 2005			June 30, 2005		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Land	**$ 169,496**	**$ -**	**$ 169,496**	$ 155,946	$ -	$ 155,946
Buildings	**777,374**	**38,580**	**738,794**	748,667	19,984	728,683
Computer & Office Equipment	**281,224**	**101,924**	**179,300**	270,867	71,067	199,800
Software	**335,059**	**64,858**	**270,201**	324,303	32,428	291,875
Vehicle & equipment	**407,854**	**99,242**	**308,612**	400,774	65,981	334,793
Drilling & Field Equipment	**6,153,035**	**812,364**	**5,340,671**	6,025,361	416,335	5,609,026
Assets under Capital Lease	**99,627**	**17,855**	**81,772**	99,627	11,839	87,788
	$ 8,223,669	**$ 1,134,823**	**$ 7,088,846**	$ 8,025,545	$ 617,634	$ 7,407,911

5. RESOURCE PROPERTIES

	Acquisition Costs		Deferred Exploration		**Total**	Total
	Dec 31 2005	June 30 2005	**Dec 31 2005**	June 30 2005	**Dec 31 2005**	June 30 2005
Cobalt	**$ 2,743,967**	$ 2,708,787	**$ 1,628,582**	$ 1,541,044	**$4,372,549**	$ 4,249,831
Electrum Lake	**94,130**	66,530	**200,326**	135,940	**294,456**	202,470
Loney & Skead	**68,178**	60,100	**73,978**	49,298	**142,156**	109,398
Hope Lake	**27,750**	27,750	**156,246**	120,788	**183,996**	148,538
	$ 2,934,025	$ 2,863,167	**$ 2,059,132**	$ 1,847,070	**$4,993,157**	$ 4,710,237

Exploration Expenditures	**3 Months to Dec 31 2005**	**6 Months to Dec 31 2005**	Year to June 30 2005
Accommodation and travel	**$ 19,314**	**$ 27,118**	$ 105,319
Annual rental fees	**-**	**-**	7,235
Assays and sample preparation	**-**	**6,740**	40,970
Drilling	**-**	**28,095**	355,866
Project management and geologists	**5,986**	**133,919**	329,257
Reports and maps	**3,353**	**3,353**	10,978
Rental and storage	**12,837**	**12,837**	13,139
Equipment	**-**	**-**	39,642
	41,490	**212,062**	902,406
Deferred Exploration, beginning of the period	**2,017,642**	**1,847,070**	944,664
Deferred Exploration, end of the period	**$ 2,059,132**	**$2,059,132**	$ 1,847,070

5. RESOURCE PROPERTIES (continued)

Mineral property interests and property expenditures are as follows:

a) **Cobalt Properties - Cobalt, Ontario**

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Acquisition Agreement") dated December 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000(paid) and issuing up to 400,000 common shares(issued).

Effective December 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totaling $5,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000.

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in a number of claims contiguous to the Cobalt property by issuing up to 87,000 common shares (issued).

On July 9, 2004, the Company entered into a buy-out agreement, subject to a one percent (1%) NSR reserved for Prairie C, to purchase all of Prairie C's remaining interest in the original Cobalt Property (including all of the additional claims included therein by various amendments) and sixteen (16) claims under the Prairie C Option Agreement. The buy-out agreement replaces all the Company's existing option agreements with Prairie C, thus eliminating thirty-six monthly option payments of $6,000 per month (total $216,000), all future increasing monthly option payments, all three year anniversary payments including $50,000 and $75,000 due to April 1, 2007 and all future increasing anniversary payments. The consideration of 410,000 shares has been issued and the cash payments amounting to $225,000 have been made.

The Company has also staked a number of additional claims in the Cobalt Property area.

	Dec 31 2005	June 30 2005
Consideration paid to date	**$ 2,743,967**	$ 2,708,787

5. RESOURCE PROPERTIES (continued)

b) Electrum Lake Property - Kenora, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Electrum Agreement") dated October 28, 2003, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Kenora Mining Division, in the province of Ontario, near Electrum Lake (the "Electrum Lake Property") by paying a total of $30,000 (paid) and issuing up to 100,000 common shares (issued). The remaining payments and issuance of common shares related to the Electrum Lake property are as follows:

Under the terms of the Electrum Agreement, the Company must also incur expenditures totaling $200,000 for exploration or development work on the property, by the following dates:

- $35,000 of expenditures on or before October 28, 2004 (incurred);
- A further $50,000 of expenditures on or before October 28, 2005 (incurred); and
- A further $115,000 of expenditures on or before October 28, 2006 (incurred).

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	Dec 31 2005	June 30 2005
Consideration paid to date	**$ 94,130**	$ 66,530

c) Sudbury Ontario, Properties

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Loney Agreement") dated May 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury (the "Loney Property") by paying a total of $9,010 ($6,010 paid) and issuing up to 48,000 common shares (27,000 issued). The remaining payments and issuance of common shares related to the Loney property are as follows:

- payment of $3,000 and issuance of 21,000 common shares on or before June 30, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000.

5. RESOURCE PROPERTIES (continued)

c) Sudbury, Ontario Properties (continued)

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Skead Agreement") dated January 12, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury (the "Skead Property") by paying a total of $8,000 ($4,500 paid) and issuing up to 60,000 common shares (40,000 issued). The remaining payments and issuance of common shares related to the Skead property are as follows:

- payment of $3,500 and issuance of 20,000 common shares on or before January 12, 2006. (both paid January 12, 2006)

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000. In the event commercial production has not commenced by January 12, 2007, annual royalty payments of $5,000 will be payable until commercial production commences.

	Dec 31 2005	June 30 2005
Consideration paid to date	**$ 68,178**	$ 60,100

d) Hope Lake Property - Kenora, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Hope Agreement") dated June 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims situated in the Kenora Mining Division, in the province of Ontario, near Kenora (the "Hope Lake Property") by paying a total of $22,000 ($12,000 paid) and issuing up to 30,000 common shares (20,000 issued). The remaining payments and issuance of common shares related to the Hope Lake property are as follows:

- payment of $10,000 and issuance of 10,000 common shares on or before June 4, 2006.

Under the terms of the Hope Agreement, the Company must also incur expenses totaling $285,000 for exploration or development work on the property, subject to the following:

- $45,000 of expenditures on or before June 4, 2005 (incurred);
- A further $90,000 of expenditures on or before June 4, 2006 (incurred); and
- A further $150,000 of expenditures on or before June 4, 2007 ($21,246 incurred).

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	Dec 31 2005	June 30 2005
Consideration paid to date	**$ 27,750**	$ 27,750

6. **DEMAND LOAN FACILITIES**	**Dec 31 2005**	June 30 2005
The Company has two available credit facilities:		
Demand loan facility of $200,000 bearing interest at prime plus 2.75% secured by accounts receivable and inventories of a subsidiary and guaranteed by the Company.	$ **94,200**	$ 171,030
Demand loan facility of $250,000 bearing interest at prime plus 1.5% secured by accounts receivable, inventory and equipment of a subsidiary company.	**-**	18,838
	$ **94,200**	$ 189,868

7. **LONG TERM DEBT**	**Dec 31 2005**	June 30 2005
Term loan bearing interest at prime plus 1.25%, payable in monthly installments $8,335 plus interest, secured by a general security agreement over certain capital assets of a subsidiary company, maturing in 2015.	$ **991,865**	$ -
Term loans bearing interest at blended rates ranging from prime plus 0.75% to prime plus 2.00%, payable in monthly installments ranging from $835 to $4,450 secured by a general security agreement over all the assets of a subsidiary company, maturing from 2007 to 2011.	**-**	468,400
Term loans bearing interest at rates ranging from 0% to 9.75%, payable in monthly installments ranging from $752 to $6,056 secured by certain equipment, maturing from 2006 to 2008.	**396,202**	554,978
	1,388,067	1,023,378
Less Current Portion	**295,265**	323,814
	$ **1,092,802**	$ 699,564

The required annual principal repayments on long term debt are as follows:

1-12 Months	$ **295,265**
13-24 Months	**258,587**
25-36 Months	**142,410**
37-48 Months	**100,020**
49-60 Months	**100,020**
Thereafter	**491,765**
	$ **1,388,067**

8. CAPITAL LEASE OBLIGATION

	Dec 31 2005	June 30 2005
Capital leases, bearing interest at rates ranging from 3.84% to 16.24%, payable in monthly installments ranging from $99 to $6,197, secured by certain equipment maturing, from 2006 to 2010	$ 494,464	$ 523,793
Current Portion	192,538	194,024
	$ 301,926	$ 329,769

The required future lease payments are as follows:

1-12 Months	$ 241,123
13-24 Months	219,773
25-36 Months	87,554
37-48 Months	11,534
	559,984
Less imputed interest	65,520
Principal payments	$ 494,464

9. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

	6 Months to December 31, 2005		Year ended June 30, 2005	
	SHARES	AMOUNT	SHARES	AMOUNT
Balance, beginning of the year	30,800,301	$ 25,747,451	26,353,625	$ 22,493,050
For Property	46,155	20,678	557,343	450,020
Private placements	-	-	1,250,000	1,000,000
Exercise of warrants	-	-	110,000	66,000
For acquisitions	-	-	2,529,333	2,216,600
Flow through benefit renounced	-	-	-	(367,000)
Share issue costs	-	(7,010)	-	(111,219)
Contributed surplus on exercised options	-	-	-	-
Balance, end of period	30,846,456	$ 25,761,119	30,800,301	$ 25,747,451

c) Outstanding Options

As at December 31, 2005, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
598,000	$0.75	June 17, 2007
1,000,000	$0.80	October 18,2007
200,000	$0.80	October 18,2009
235,000	$0.80	May 18, 2008
2,033,000		

On May 12, 2005, the Company repriced 1,479,000 stock options previously granted to its employees, directors, officers and consultants in July and October, 2004 at a stock price of $0.92 to an exercise price of $0.80 per share.

9. SHARE CAPITAL (Continued)

A summary of the changes in stock options for year ended June 30, 2005 and 2004 and six months to December 31, 2005 is presented below:

	Number of Shares	Price	Expiry
Balance June 30, 2003	794,000	$ 0.75	June 17, 2007
Options Expired or cancelled	(10,000)	-	June 17, 2007
Options Excercised	(186,000)	0.75	June 17, 2007
Balance, July 1, 2004	598,000	0.75	June 17, 2007
Options granted	1,249,000	0.80	October 18, 2007
Options expired or cancelled	(174,000)	0.80	October 18, 2007
Options granted	200,000	0.80	October 18, 2009
Options granted	385,000	0.80	May 18, 2008
Balance, June 30, 2005	2,258,000		
Options expired or cancelled	(225,000)		Various
Balance, December 31, 2005	2,033,000		

d) **Share Purchase Warrants**

As at December 31, 2005, share purchase warrants were outstanding to purchase 5,807,156 common shares as follows:

Expiry Date	Number of Shares	Exercise Price
January 19, 2006	1,136,800	$0.40
April 6, 2006	1,772,650	$1.25
April 16, 2006	2,897,706	$1.25
Total	5,807,156	

9. SHARE CAPITAL (continued)

e) Contributed Surplus

	Period June 30, 2006	Year to June 30, 2005
Balance, beginning of year	$ 1,439,760	$ 422,565
Compensation attributed to stock options granted during the year	-	1,017,195
Balance, end of period	$ 1,439,760	$ 1,439,760

The weighted average fair value of the 1,834,000 options granted during the year to June 30, 2005 was estimated on the grant dates using the Black-Scholes option pricing model with the following assumptions:

Dividend Rate	0%
Risk-free rate	3.5%
Expected life (years)	1.5
Expected volatility	101%

The weighted average fair value per share granted was $0.61. Compensation expense of $1,017,195 during the year ended June 30, 2005 was charged to the income statement and credited to contributed surplus in the balance sheet.

10. RELATED PARTY TRANSACTIONS

	2nd Quarter to Dec 31, 2005	Year Ending June 30, 2005
Deferred exploration and staking activities charged by a company controlled by an officer	$ 91,038	$ 281,204
Management, para-legal, office administration and rent, accounting, and secretarial services charged by a company controlled by a director	112,970	219,689
Service contracted from a company with a common director	-	20,000
Management and financial consulting activities charged by a company controlled by a former officer	-	56,250
A company owned by non-controlling shareholders including a director provided drilling labour and other related services	199,264	217,506
Management, legal and regulatory services billed by a company controlled by an officer	-	40,850

11. CONTINGENCIES

A claim of $63,625 has been made against the Company for fees not paid to a former consultant. Management is of the view that the claim is without merit. No accrual has been recorded for this amount.

12. SEGMENTED INFORMATION

The Company has three reportable business segments; drilling, corporate and resource properties. Resource properties are disclosed separately in Note 5. The Company operates in one geographic segment. Drilling and corporate segments by quarter and year to date are as follows:

Drilling	Quarter to December 31 2005	6 Months to December 31 2005	Quarter to December 31 2004	6 Months to December 31 2004
Revenues	$ 6,410,361	$ 15,229,360	$ 4,694,056	$ 9,985,249
Direct Costs	4,799,729	12,116,527	4,002,611	8,348,160
Gross profit	1,610,632	3,112,833	691,445	1,637,089
General & Administration	832,696	1,617,019	462,181	835,019
Amortization	244,140	498,375	78,389	146,703
Interest Expense	20,546	34,153	1,368	1,640
Gain on Disposal Capital Asset	(1,254)	(44,254)	-	-
Other Expense (Income)	(7,110)	6,636	18,599	(27,663)
Drilling earnings before income taxes	$ 521,614	$ 1,000,904	$ 130,908	$ 681,390

Corporate				
General & Administration	$ 324,303	$ 607,214	$ 221,617	$ 416,754
Amortization	24,063	47,686	2,531	4,597
Interest Income	(421)	(5,656)	(16,366)	(42,548)
Interest Expense	12,736	22,565	-	-
Stock based compensation	-	-	666,000	666,000
Corporate Expense before income taxes	$ 360,681	$ 671,809	$ 873,782	$ 1,044,803

13. SUBSEQUENT EVENTS

a) Sale of Mineral Properties

Shareholders approved the sale of mineral properties (the"Properties") at an Annual General and Special meeting held January 23, 2006, subject to conditions listed in the following paragraph:

Pursuant to the transaction, and subject to certain conditions specified below, the Company shall transfer all of its Properties to International Millennium Mining Corp. ("IMMC") in exchange for 10,000,000 units of IMMC, each unit consisting of one (1) IMMC common share and one-third(1/3) of a warrant, each full warrant entitling the holder to purchase one (1) share in the capital stock of IMMC for thirty-five cents ($0.35) for a period of two (2) years following the date of issue (the "Units"). The Company shall subsequently redistribute no less than 75% of the Units to its Shareholders on a ratio of one IMMC unit for each four (4) shares of the Company that they will hold on a record date to be determined. The net effect will be that Shareholders will continue to hold their shares of the Company and receive units in the capital of IMMC.

The effect of the transaction is to dispose of the Properties in a manner which will allow the Shareholders to continue to own, collectively, a majority interest therein, through their share ownership in IMMC; and allow the Company to concentrate on its core business of providing drilling services to the mineral exploration and mining industries.

The transaction is subject to a number of conditions including:

(i) IMMC completing a private placement financing of no less than $2,500,000 of which no less than $1,000,000 would be expended on the Properties;

(ii) IMMC acquiring a TSX Venture Exchange listing;

(iii) IMMC 's Board acceptance of the transaction; and

(iv) the TSX Venture Exchange accepting the Company's sale of the Properties to IMMC.

The transaction will only close upon satisfaction of the above conditions precedent, at which time Units of IMMC will be redistributed to the Shareholders. A four month hold period will apply to the IMMC shares redistributed to the Shareholders.

b) Property Payments

53,938 shares were issued and $13,500 cash payments were made in January and February 2006, pursuant to existing property option agreements.

c) Stock Options

Stock options to purchase 425,000 shares were issued in January 2006 to directors, officers and employees, one third at an exercise price of $0.50, one third at an exercise price of $0.75 and one third at an exercise price of $1.00, for periods up to five years.

d) Exercise of Warrants

Warrants to purchase 175,800 shares at $0.40 were exercised in January 2006 for proceeds of $70,320.

13. SUBSEQUENT EVENTS

e) New Credit Facility

Cabo has secured a $4.0 million debt financing facility with HSBC Bank Canada comprised of a $2.5 million operating loan secured by accounts receivable and a $1.5 million demand loan. The demand loan is secured by a general security agreement charge over Company assets and the cost of both facilities is Canadian bank prime rate plus 1%. The demand loan will be drawn down in multiple advances and is repayable in monthly payments over 5 years.